Phunware, Inc.

c/o Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

November 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola, Special Counsel

Re:	Stellar Acquisition III Inc.
Response Letter dated October 26, 2018 to Comment Letter from the Staff dated October 25, 2018 re:
Amendment No. 3 to Registration Statement on Form S-4
Filed October 2, 2018
File No. 333-224227

Dear Ms. Ayoola:

Phunware, Inc. (the “Company”, “we”, “us” or “our”) hereby submits this letter to supplement the response letter from Stellar Acquisition III Inc. (the “Registrant”) dated October 25, 2018 in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 24, 2018 (the “Comment Letter”) regarding Amendment No. 3 to Registrant’s Registration Statement on Form S-4 (the “Registration Statement”). Registrant has subsequently filed with the Commission Amendment No. 4 to the Registration Statement (“Amendment No. 4”) and Amendment No. 5 to the Registration Statement (“Amendment No. 5”), reflecting a number of updating changes. A marked version of the Registration Statement, in the form that will be filed with the Commission will also be transmitted by Registrant to the Staff identifying all changes between Amendment No. 4 and Amendment No. 5 to the Registration Statement.

Comment:

General

Exhibit 10.22 (Form of Warrant to Purchase Shares of Series F Preferred Stock and PhunCoin of Phunware, Inc.) to the registration statement provides that Phunware, Inc., a reporting company and not PhunCoin the subsidiary, will issue the PhunCoin upon the initial coin offering of the PhunCoins by Phunware. Throughout the registration statement, however, it is stated that PhunCoin, Inc., the wholly-owned subsidiary of Phunware, will issue the PhunCoins to holders of Phunware’s Series F convertible preferred stock who received such shares pursuant to the Warrant. Additionally, in your response letter dated August 14, 2018, you stated that PhunCoin, Inc. will issue the PhunCoins. It therefore appears that the disclosure is inconsistent with the terms of the Warrant and that Phunware, rather than PhunCoin, Inc., is the issuer of the PhunCoin at the time the Warrant was entered into. Please revise your disclosure to state that the Warrant providing for the PhunCoin will be issued by Phunware and explain how PhunCoin, Inc. could assume the obligation to issue the PhunCoins that were sold under the terms of the Warrant. In addition, please advise how the holders of the Series F convertible preferred stock have been advised that the PhunCoins will be issued by PhunCoin, Inc. rather than Phunware.

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Response: We have informed the Registrant that Phunware intends for its wholly-owned subsidiary, PhunCoin, Inc. (“PhunCoin Sub”) to be the issuer of PhunCoin. Before PhunCoin Sub issues PhunCoin to the holders of the Series F Warrants (the “Series F Warrantholders”), Phunware will obtain the requisite consents from Series F Warrantholders necessary to amend the Series F Warrants to provide for the assignment by Phunware to PhunCoin Sub of all of Phunware’s obligations to issue PhunCoin pursuant to the Series F Warrants. Pursuant to the amendment, PhunCoin Sub will fully and unconditionally assume all of Phunware’s obligations to issue PhunCoin pursuant to the Series F Warrants.

Even though the Series F Warrants provide that Series F Warrantholders representing a majority of the shares issuable upon exercise of any and all outstanding Series F Warrants are able to amend the Series F Warrants, we plan to communicate with all Series F Warrantholders to seek their consent prior to entering into any such amendment. Assuming approval, and following effectiveness of the amendment, Phunware will notify all Series F Warrantholders that the amendment has been entered into and that its obligations to issue PhunCoin have been assigned to, and assumed by, PhunCoin Sub. We will request the consent of all Series F Warrantholders to the amendment, and deliver subsequent notice to all Series F Warrantholders of effectiveness of the amendment, by mail, facsimile transfer or electronic mail.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Michael Coke, Esq. at mcoke@wsgr.com.com or by telephone at (650) 565-3596, or counsel for the Registrant, Jeffrey W. Rubin, Esq. at jrubin@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Alan Knitowski
Alan Knitowski Chief Executive Officer

cc:	Michael Coke, Esq. Wilson Sonsini Goodrich & Rosati, P.C. Jeffrey W. Rubin, Esq. Ellenoff Grossman & Schole LLP

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